Exhibit 12.1

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars, except for ratio of earnings to fixed charges)

	Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings:
(Loss) income from continuing operations before taxes and equity in losses (earnings) of unconsolidated affiliates	$(371.8)	$107.1	$143.2	$139.6	$41.3
Fixed charges	28.6	42.5	41.6	34.1	22.6
Interest capitalized	(1.8)	(2.5)	(3.4)	(1.7)	(1.3)
Amortization of interest capitalized	1.0	0.9	0.8	0.7	0.6
Earnings	$(344.0)	$148.0	$182.2	$172.7	$63.2

Fixed Charges:
Interest expense, including amortization of discounts, debt issuance costs and interest component of rent expense	$24.1	$37.5	$35.7	$29.1	$18.0
Interest capitalized	1.8	2.5	3.4	1.7	1.3
Amount representative of the interest factor in rents	2.7	2.5	2.5	3.3	3.3
Fixed charges	$28.6	$42.5	$41.6	$34.1	$22.6

Ratio of earnings to fixed charges	N/A	3.5	4.4	5.1	2.8